Enterra Energy Trust Notice of 2009 Year End Results and Conference Call Details

Calgary, Alberta – (CNW – March 24, 2010) – Enterra Energy Trust (“Enterra” or the “Trust”) will announce its year end 2009 financial and operating results on Monday, March 29, 2010 prior to market opening. A conference call and live audio webcast has been scheduled for Tuesday, March 30, 2010 at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time), to discuss these results.

To access the call on March 30th, please dial 1-888-231-8191 or 1-647-427-7450 in Toronto. The audio webcast will be available on the home page of our website at www.enterraenergy.com. A replay of the conference call will be available until 11:59 p.m. Mountain Time, April 6, 2010. The replay may be accessed on Enterra’s website in the Investor Relations section, or by dialing
1-800-642-1687 or 1-416-849-0833, followed by passcode 61797955#.

About Enterra Energy Trust
Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units and debentures are listed on the Toronto Stock Exchange under the symbols (ENT.UN, ENT.DB, ENT.DB.A) and Enterra’s trust units are listed on the New York Stock Exchange under the symbol (ENT).  The Trust’s portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 55 percent crude oil and natural gas liquids and 45 percent natural gas.  Enterra has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium in west central Alberta and the Circus prospect in southern Oklahoma.

For further information please contact:

Blaine Boerchers
Chief Financial Officer
(403) 263-0262 or (877) 263-0262

info@enterraenergy.com
www.enterraenergy.com